

March 23, 2011

Via E-mail
Larry C. Barenbaum
President and Chief Executive Officer
Christopher & Banks Corporation
2400 Xenium Lane North
Plymouth, MN 55441

> **Re:** **Christopher & Banks Corporation**
> **Form 10-K for Fiscal Year Ended February 27, 2010**
> **Filed May 13, 2010**
> **Response Letter dated February 25, 2011**
> **File No. 001-31390**

Dear Mr. Barenbaum:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data, page 39

Consolidated Statement of Cash Flows, page 44

1. It is apparent from your response that you initially classified your auction rate securities as available-for-sale, with proceeds from redemptions classified within "investing activities," based upon the nature and purpose for which you originally acquired those securities. Despite your classification of those securities as trading in connection with the 2008 UBS settlement agreement, we believe that proceeds from the disposition of those securities should continue to be reported within "investing activities" under ASC 320-10-45-11. In this regard, we believe your acceptance of the 2008 UBS settlement agreement does not create an "acquisition" of those auction rate securities in applying ASC 320-10-45-11. Please advise, or revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact John Archfield, Staff Accountant at (202) 551-3315 or Ryan Milne, Accounting Branch Chief at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services